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              UNITED STATES                            OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION       OMB Number:                3235-0058
           WASHINGTON, D.C.  20549         Expires:                May 31, 1997
                                           Estimated average burden
           FORM 12B-25                     hours per response..............2.50



  NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                  1-9169


Check One): |X| Form 10-K   [ ] Form 20-F  [ ] Form 11-K   [ ] Form 10-Q

                            [ ] Form N-SAR


                 For Period Ended: June 30, 1997
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:   __________________________

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                 VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

           Bernard Chaus, Inc.
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Full Name of Registrant


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Former Name if Applicable

           1410 Broadway
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Address of Principal Executive Office (Street and Number)

           New York, New York 10018
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                |  (a) The reasons described in reasonable detail in Part III of
                |      this form could not be eliminated without unreasonable
                |      effort or expense;
                |  (b) The subject annual report, semi-annual report,
                |      transition report on Form 10-K, Form 20-F, 11-K or
  |X|           |      Form N-SAR, or portion thereof, will be filed on or
                |      before the fifteenth calendar day following the
                |      prescribed due date; or the subject quarterly report of
                |      transition report on Form 10-Q, or portion thereof will
                |      be filed on or before the fifth calendar day following
                |      the prescribed due date; and
                |  (c) The accountant's statement or other exhibit required by
                |      Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (See attached Schedule)



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                                                (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Barton Heminover            (201)                         863-4646
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            (Name)              (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                              |X|Yes   | |No


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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              | |Yes   |X|No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              Bernard Chaus, Inc.
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                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    September 29, 1997         By    /s/ Barton Heminover
     --------------------------       -------------------------
                                             Barton Heminover
                                    Vice President - Corporate Controller




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                            Schedule to Form 12b-25

                  On September 11, 1997, the Board of Directors of Bernard Chaus, Inc. (the "Company") approved a restructuring program under which $39,700,000 of its existing indebtedness, owed and to be owed to Josephine Chaus, will be converted to common equity, the Company's existing indebtedness, owed to the Company's lender, will be refinanced, and the Company will seek to raise up to an additional $20 million of equity in a common stock rights offering. As a result of the time-consuming process required to implement the restructuring, including conducting negotiations with the Company's lender with respect to a new loan agreement, and in order to ensure proper disclosure in the Company's Report on Form 10-K for the year ended June 30, 1997 (the
"Form 10-K") regarding such restructuring, the Company will be delayed in filing the Form 10-K. The Form 10-K could not be timely filed without unreasonable effort or expense. The Form 10-K will be filed within the time period required by Rule 12b-25.